# SECOND AMENDMENT TO SHARE EXCHANGE AGREEMENT

THIS SECOND AMENDMENT TO SHARE EXCHANGE AGREEMENT (the "Second Amendment"), is dated as of November 29, 2002, by and between Royal Gold, Inc., a Delaware corporation ("Buyer"), and P. Lee Halavais (the "Stockholder").

WHEREAS, Stockholder and Buyer entered into a Share Exchange Agreement dated as of November 9, 2002 (the "Agreement"), pursuant to which, subject to the terms and conditions of the Agreement, Stockholder agreed to sell and Buyer agreed to purchase 49,371,193 shares (the "Shares") of High Desert Mineral Resources, Inc., a Delaware corporation ("High Desert"); and

WHEREAS, the Agreement provides that if the Closing (as defined in the Agreement) has not been consummated by November 22, 2002 (the "Termination Date"), either Stockholder or Buyer may terminate the Agreement; and

WHEREAS, Stockholder and Buyer entered into an Amendment to Share Exchange Agreement dated as of November 22, 2002, pursuant to which they agreed to change the Termination Date to November 29, 2002; and

WHEREAS, the parties desire to extend the Termination Date through December 6, 2002.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confirmed, Stockholder and Buyer hereby agree to amend the Agreement so that each reference to November 29, 2002 in Section 8.1(c) of the Agreement, as amended, is changed to December 6, 2002. As amended by this Second Amendment, the parties hereby confirm that the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Second Amendment to Share Exchange Agreement effective as of November 29, 2002.

STOCKHOLDER:

*/s/ P.Lee Halavais*
P. Lee Halavais


BUYER:

ROYAL GOLD, INC.


By: */s/ Stanley Dempsey*
Name:  Stanley Dempsey
Title:    Chief Executive Officer and President